Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation/organization
GSVC AV Holdings, Inc.	Delaware, United States
GSVC WS Holdings, Inc.	Delaware, United States
GSVC SW Holdings, Inc.	Delaware, United States
SPNPM Holdings, LLC	Delaware, United States
GSVC SVDS Holdings, Inc.	Delaware, United States
GSV Capital Lending, LLC	Delaware, United States
GSVC AE Holdings, Inc.	Delaware, United States
GSVC NG Holdings, Inc.	Delaware, United States